Exhibit 99.58

BLUE MOON METALS INC.

QUALIFICATION CERTIFICATE

TO:	British Columbia Securities Commission, as Principal Regulator

AND TO:	The Securities Commission or Similar Regulatory Authority in the Provinces and Territories of Ontario, Alberta, Saskatchewan, Manitoba, New Brunswick, Nova Scotia, Prince Edward Island, Newfoundland and Labrador, Yukon, Nunavut, and Northwest Territories (together with British Columbia, the “Offering Jurisdictions”)

The undersigned hereby certifies, in their capacity as an officer of Blue Moon Metals Inc. (the “Corporation”), and not in their personal capacity, that, relying on the qualification criteria set forth in Section 2.2 of National Instrument 44-101 Short Form Prospectus Distributions (“NI 44-101”) and Section 2.2 of National Instrument 44-102 Shelf Distributions of the Canadian Securities Administrators, the Corporation is eligible to file a prospectus in the form of a short form base shelf prospectus for the distribution of its securities in each of the Offering Jurisdictions, as it has satisfied each of the criteria set forth in Sections 2.2 (a), (b), (c), (d) and (e) of NI 44-101 and all of the material incorporated by reference in the preliminary short form base shelf prospectus of the Corporation has been filed in each of the Offering Jurisdictions. This Certificate is being delivered pursuant to Section 4.1(a)(ii) of NI 44-101.

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Dated this 12th day of September, 2025.

BLUE MOON METALS INC.

Per:	(signed) “Frances Kwong”
	Name:	Frances Kwong
	Title:	Chief Financial Officer